VIA EDGAR

September 25, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     NeoStem, Inc.
Registration Statement on Form S-3/A
Filed August 24, 2012
File No. 333-176673

Dear Mr. Reynolds:

On behalf of NeoStem, Inc, (the “Company”), we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (“SEC”) on August 24, 2012. This filing was erroneously designated with the submission type “S-3/A” rather than “POS AM.”

By this letter we are withdrawing the above-referenced amendment filing and have already re-filed it with the submission type “POS AM” on September 17, 2012, with no further changes. We request the original filing date of August 24, 2012 continue to be applied to this filing. Please note the registration fee in connection with the re-filing is offset by the registration fee, paid in connection with the original Amendment filing.

Should you have any questions with respect to the foregoing, please feel free to call me at 212-584-4171.

Very truly yours,

/s/ Catherine M. Vaczy
Catherine M. Vaczy
Vice President & General Counsel

cc: Alan Wovsaniker, Esq.
Lowenstein Sandler PC